Exhibit 99.1

Femto Technologies Inc. 2264 East 11th Avenue Vancouver, B.C., Canada Ph: +1 (604) 833-6820

NEWS RELEASE

Femto Technologies Announces 1-for-17 Reverse Stock Split Implemented

The reverse stock split is part of the Company’s plan to regain compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market

(August 26, 2024) – Femto Technologies Inc., formerly known as BYND Cannasoft Enterprises Inc. (Nasdaq: BCAN) (“Femto” or the “Company”), an integrated software company specializing in female technology has today announced that the previously announced 1-for-17 reverse stock split of its outstanding shares of common stock has been made effective today, August 26, 2024. This reverse split was approved by the board of directors of the Company on August 16, 2024.

The Company’s common stock will begin trading on a reverse stock split-adjusted basis at the opening of the market on August 26, 2024. Following the reverse stock split, the Company’s common shares will continue to trade on The Nasdaq Capital Market under the symbol “BCAN” with the new CUSIP number 31447N204. The reverse stock split is part of the Company’s plan to regain compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market.

At the effective time of the reverse split, every 17 of the Company’s common shares will automatically be combined into one issued and outstanding common share. Fractional shares will not be issued in connection with the reverse stock split. Fractional shares being less than one-half of a Post-Reverse Split Share shall be rounded down to the next whole Post-Reverse Split Share and fractional shares being at least one-half of a Post- Reverse Split Share shall be rounded up to the next whole Post- Reverse Split Share. The reverse stock split will affect all stockholders uniformly and will not alter any stockholder’s relative interest in the Company’s equity securities, except for any adjustments for fractional shares. In addition, proportionate adjustments will be made to the number of shares underlying, and the exercise or conversion prices of, the Company’s outstanding stock options and warrants, and to the number of shares of common stock issuable under the Company’s equity incentive plans.

The reverse stock split reduced the number of issued and outstanding common shares of the Company from approximately 11,051,480 to approximately 650,070.

About Femto Technologies Inc.

Femto, previously known as BYND Cannasoft Enterprises Inc., aims to become a leader of transformative change in the sphere of female health and wellness. Through proprietary Smart Release Technology and a dedication to creating smart, women-centric products, Femto is establishing new benchmarks in the wellness industry.

Femto is a British Columbia integrated software company based in Israel. Femto owns and markets “Benefit CRM”, a proprietary customer relationship management (CRM) software product enabling small and medium-sized businesses to optimize their day-to-day business activities such as sales management, personnel management, marketing, call center activities, and asset management.

Femto owns the patent-pending intellectual property for the EZ-G device. This therapeutic device uses proprietary software to regulate the flow of low concentrations of CBD oil, hemp seed oil, and other natural oils into the soft tissues of the female reproductive system to potentially treat a wide variety of women’s health issues. The EZ-G device includes technological advancements as a sex toy with a more realistic experience and the prototype utilizes sensors to determine what enhances the user’s pleasure. The user can control the device through a Bluetooth app installed on a smartphone or other portable device. The data will be transmitted and received from the device to and from the secure cloud using artificial intelligence (AI). The data is combined with other antonymic user preferences to improve its operation by increasing sexual satisfaction. Commercialization of the EZ-G device is subject to regulatory approvals.

The devices described in this news release are concept devices that are in the first stage of development and will be subject to testing, experiments and regulatory approvals and therefore there is no certainty that they will eventually be marketed.

For further information please refer to the Company’s new website: www.femtocorp.com and on SEDAR+: www.sedarplus.ca.

Gabi Kabazo

Chief Financial Officer

Tel: (604) 833-6820

e-mail: ir@femtocorp.com

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain statements that may be deemed “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended and under Canadian securities laws. When used in this press release, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual events or developments may differ materially from those in forward-looking statements. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause actual results to differ materially from the statements made, including future financial performance, unanticipated regulatory requests and delays, final patents approval, and those factors discussed in filings made by the company with the Canadian securities regulatory authorities, including (without limitation) in the company’s management’s discussion and analysis for the year ended December 31, 2023 and annual information form dated April 2, 2024, which are available under the company’s profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 20-F for the year then ended that was filed with the U.S. Securities and Exchange Commission on April 3, 2024. Should one or more of these factors occur, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. Shareholders are cautioned not to put undue reliance on such forward-looking statements.